Filed pursuant to Rule 433

Registration Statement No. 333-170097

April 8, 2013

MFA Financial Inc.

Pricing Term Sheet

7.50% Series B Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 per share)

Issuer:	MFA Financial Inc.

Security:	7.50% Series B Cumulative Redeemable Preferred Stock (“Series B Preferred Stock”)
Number of Shares:	7,000,000 shares
Overallotment Option:	1,050,000 shares
Price to Public:	$25.00 per share
Maturity Date:	Perpetual (unless redeemed by the Issuer on or after April 15, 2018 or redeemed by the Issuer pursuant to its special optional redemption right or in limited circumstances relating to the Issuer’s ability to continue to qualify as a REIT or converted by an investor in connection with a Change of Control (defined below)).
Trade Date:	April 8, 2013

Settlement Date:	April 15, 2013 (T+5)
Dividend Rate:	7.50% per annum of the $25.00 liquidation preference per share (equivalent to the fixed annual rate of $1.875 per share).

Dividend Payment Dates:	Dividends on the Series B Preferred Stock will be cumulative from, and including, the date of original issue, payable quarterly in arrears on or about March 31, June 30, September 30 and December 31 of each year, beginning on June 30, 2013. The first dividend on the Series B Preferred Stock in respect of the partial period ending on, and including, June 30, 2013 is scheduled to be paid on June 30, 2013 and will be a pro rata dividend from, and including, the date of original issue in the amount of $0.39583 per share.

Optional Redemption:	The Issuer may not redeem the Series B Preferred Stock prior to April 15, 2018, except in limited circumstances relating to the Issuer’s ability to continue to qualify as a REIT, as described in ‘‘Description of the Series B Preferred Stock — Redemption — Optional Redemption’’ in the preliminary prospectus supplement and pursuant to the special optional redemption provision described below. On and after April 15, 2018, the Issuer may, at its option, redeem the Series B Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus accrued and unpaid dividends (whether or not authorized or declared) to, but not including, the date of redemption. See ‘‘Description of the Series B Preferred Stock — Redemption — Optional Redemption” in the preliminary prospectus supplement.

Special Optional Redemption:

Upon the occurrence of a Change of Control, the Issuer may, at its option, redeem the Series B Preferred Stock, in whole or in part within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption. If, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of redemption with respect to the Series B Preferred Stock (whether pursuant to its optional redemption right or its special optional redemption right), the holders of Series B Preferred Stock subject to such notice of redemption will not have the conversion right described below under ‘‘Conversion Rights.’’

A “Change of Control” is when, after the initial issuance of the Series B Preferred Stock, the following have occurred and are continuing:

•      the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of stock of the Issuer entitling that person to exercise more than 50% of the total voting power of all stock of the Issuer entitled to vote generally in the election of the Issuer’s directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•      following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the NYSE, the NYSE MKT or NASDAQ or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or NASDAQ.

Conversion Rights:

Upon the occurrence of a Change of Control, each holder of Series B Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem the Series B Preferred Stock as described above) to convert some or all of the Series B Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of the Issuer’s common stock per share of Series B Preferred Stock which is equal to the lesser of:

•      the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series B Preferred Stock dividend payment and prior to the corresponding Series B Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Stock Price; and

•     5.3135 (i.e., the Share Cap), subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration as described in this prospectus supplement.

If, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem all or any portion of the Series B Preferred Stock, holders of Series B Preferred Stock subject to such notice of redemption will not be able to convert the Series B Preferred Stock designated for redemption and such shares will be redeemed on the related redemption date, even if such shares have already been tendered for conversion pursuant to the Change of Control Conversion Right. For definitions of “Change of Control Conversion Right,” “Change of Control Conversion Date” and “Common Stock Price” and for a description of the adjustments and provisions for the receipt of alternative consideration that may be applicable to the Change of Control Conversion Right, see “Description of the Series B Preferred Stock—Conversion Rights” in the preliminary prospectus supplement.

Except as provided above in connection with a Change of Control, the Series B Preferred Stock is not convertible into or exchangeable for any other securities or property of the Issuer or any other entity.

Purchase Price by Underwriters:	$24.2125 per share

Net Proceeds to Issuer:	Approximately $169,487,500 (approximately $194,910,625 if the underwriters exercise their overallotment option in full) after deducting the underwriting discount and estimated offering expenses payable by the Issuer.

CUSIP/ISIN:	55272X 409 / US55272X4097
Joint Book-Running Managers:	Morgan Stanley & Co. LLC UBS Securities LLC Wells Fargo Securities, LLC J.P. Morgan Securities LLC
Lead Manager:	RBC Capital Markets, LLC
Co-Managers:	Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. JMP Securities LLC Sterne, Agee & Leach, Inc.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley toll free at 1-866-718-1649, UBS Securities LLC toll free at 1-877-827-6444 ext. 5613884, Wells Fargo Securities, LLC toll free at 1-800-326-5897 or J.P. Morgan Securities LLC collect at 1-212-834-4533.